

August 2, 2012

Via E-mail
Barry Underhill
Chief Executive Officer
Altona Resources Inc.
3414 Pino Circle
Las Vegas, NV 89121

> **Re:** **Altona Resources Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 11, 2012**
> **File No. 333-181872**

Dear Mr. Underhill:

We have reviewed your response letter dated July 11, 2012 as well as your amended registration statement and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 Filed July 11, 2012

General

1.   All references in this letter to our prior comments are to the numbered comments we issued by letter to you dated July 3, 2012. We note your response to comment 3, and we reissue the comment in part. Specifically, we still note several instances of inconsistent disclosure and questionable per share calculations. In your letter of response, please explain precisely how and where in your amended document you have addressed each of the following referenced disclosures.

- In the last sentence on page 8, you refer to the possibility of a purchaser being "an additional general partner." As you are not a partnership, it is unclear why you would refer to an additional partner.
- "As of March 31, 2012, the net tangible book value of [y]our shares of common stock was $(23,986) or approximately $(0.0024) per share" (page 15). Without intangible assets affecting the calculation, your net tangible book value would appear to be your Stockholders' Deficit or $(8,986), as shown on pages 6 and F-2. Using this figure equates to a net tangible book value of $(0.0009) per share.
- If four million shares are sold, "[t]he net tangible book value of the shares held by [y]our existing stockholders will be increased by $0.0132 per share" (page 15). Using a net tangible book value of $(0.0009) per share, instead of $(0.0024) per share, equates to a per share increase of $0.0117.
- If three million shares are sold, "[t]he net tangible book value of the shares held by [y]our existing stockholders will be increased by $0.0102 per share" (page 16). Using a net tangible book value of $(0.0009) per share, instead of $(0.0024) per share, equates to a per share increase of $0.0087.
- If two million shares are sold, "[t]he net tangible book value of the shares held by our existing stockholders will be increased by $0.0067 per share" (page 16). Using a net tangible book value of $(0.0009) per share, instead of $(0.0024) per share, equates to a per share increase of $0.0051.
- With regard to existing stockholders, if all four million shares are sold, the "[n]et tangible book value per share before offering" will be ($0.0024)" and the "[p]otential gain to existing shareholders" will be $0.0132 (page 16). As noted in the second and third bullets, it appears that these figures should be $(0.0009) and $0.0117, respectively. Also explain why the table shows only the four million shares sold scenario, if you do not revise it to include the other referenced amounts as well.
- With regard to purchasers of shares under any sale scenario, "capital contributions" will be $10,000 (page 17). It appears that under the three shares sold scenarios presented, these amounts should instead be $200,000, $150,000, and $100,000, respectively.

2.   Similarly, you indicate in response to prior comment 11 both (1) that the corporate records will be located at Mr. Underwood's home (in Nevada) and (2) that Ms. Deng "is able to fulfill her duties as secretary from China." Please reconcile these statements for us. Explain to us how she complies from China with her listed duties, including for example that she "Be custodian of the corporate records and of the seal of the Corporation and affix the seal of the Corporation to all documents as may be required." As requested in prior comment 11, please provide corresponding risk factor and other disclosure as appropriate.

3.   Your response to prior comment 12 suggests that your registered agent is "National Registered Agents, Inc." of Carson City, Nevada. We note also the parallel disclosure which appears in the articles of incorporation you previously filed as exhibit 3.1 However, the cover page of your registration statement identifies your agent for service

as "Business Filings Incorporated" of Reno, Nevada, and you refer at page 5 to your "registered statutory office" at that same address. Please explain these discrepancies. See generally Securities Act Rule 100(a)(5), which defines agent for service for the purpose of the Commission's rules and regulations.

Exhibit 5.1 – Opinion of Counsel

4.   We note your response to prior comment 13. The revised opinion now indicates that the Articles provide for 1,000,000 shares of preferred stock, but the Articles as filed instead state that Altona Resources "will have authority to issue . . . Two Hundred Million (200,000,000) [shares] of which One Hundred Million (100,000,000) shares will be common stock, with a par value of $0.00001 per share, and One Hundred Million (100,000,000) shares will be preferred stock, with a par value of $0.00001 per share." Please obtain and file as an exhibit a new or revised opinion of counsel which accurately reflects the number of shares the Articles authorize.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721, or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Conrad C. Lysiak